THOMAS FRIEDMANN

thomas.friedmann@dechert.com

+1 202 261 3313 Direct

+1 202 261 3016 Fax

March 31, 2011

VIA EDGAR

John M. Ganley

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	PennantPark Floating Rate Capital Ltd. (the “Company”)
Registration Statement on Form N-2—File Nos. 333-170243 and 811-22489

Dear Mr. Ganley:

On behalf of Pennant Floating Rate Capital Ltd. (the “Company”), and pursuant to Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”), we have submitted for filing with the Securities and Exchange Commission (the “Commission”) via the EDGAR System Pre-Effective Amendment No. 4 to the Company’s Registration Statement on Form N-2 (Registration Nos. 333-170243 and 811-22489; “PEA 4”). As previously discussed with you via separate correspondence, we have addressed your comments of March 30, 2011, to Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form N-2, filed with the Commision on March 29, 2011, in this PEA 4.

If you have any further comments, or if you require additional information, please do not hesitate to contact me at (202) 261-3313 or David Harris at (202) 261-3385.

Sincerely,

/s/ Thomas J. Friedmann

Cc:	Arthur Penn
Aviv Efrat
PennantPark Floating Rate Capital Ltd.
David J. Harris
Dechert LLP